Exhibit 99.1

Talisman Energy Third Quarter Results
Cash Flow $507 Million
Positive drilling results in the Duvernay, Colombia and Vietnam

CALGARY, Alberta – November 4, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and unaudited financial results for the third quarter of 2014. All values are in US$ unless otherwise stated.

“Our third quarter results highlight our continued focus on improving the financial and operating reliability and performance of our business,” said Hal Kvisle, President and CEO. “Positive drilling results in the Duvernay, Edson, the Friendsville area of the Marcellus and at Akacias in Colombia reflect the strong performance of our core areas. We’ve delivered an impressive ramp-up in production at Kinabalu in Malaysia as a result of facility improvements and successful infill drilling, and recently, we’ve seen indications of positive exploration results at Nueva Esperanza in Block CPO-9 in Colombia and at Red Emperor in Block 136 in Vietnam.

“With three quarters behind us, our performance against our 2014 guidance remains strong. Expected full-year production from ongoing operations is in line with the 350-365 mboe/d range we guided to, despite the sale of 6.5 mboe/d of dry gas production over and above our original guidance target. Our year-to-date capital spending1 is $2.2 billion reflecting our commitment to focus our capital program, and as a result we are lowering our capital spending guidance from $3.2 billion to approximately $3 billion. Cash flow1 of $1.7 billion for the first nine months of the year is also in line with guidance, but due to lower commodity prices in the fourth quarter, we anticipate lower cash flow in the fourth quarter.”

Third Quarter Highlights:

●
Total production averaged 353,000 boe/d, with production from Talisman’s core Americas and Asia-Pacific businesses at 323,000 boe/d. Production is down quarter-over-quarter due to planned turnaround activity across the portfolio and the early payout of the carry recovery volumes at HST/HSD in Vietnam.

●	Total liquids production averaged 135,000 boe/d, down 7% from the previous quarter due to planned turnarounds. In North America, liquids production was 41,000 boe/d, up 11% year-over-year.

●
Cash flow for the quarter was $507 million, down 11% over the previous quarter primarily as a result of lower commodity prices and lower liquids volumes. This was partially offset by lower royalties and cash taxes. The reduction compared to the second quarter was largely expected due to the turnaround season across our business.

●
Net income for the quarter was $425 million compared to a net loss of $237 million the previous quarter, mainly driven by mark-to-market gains on commodity derivatives, partially offset by lower commodity prices and lower liquids volumes.

1 The terms capital spending and cash flow are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.

Financial Results

Table includes the company’s proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion).

September 30	Q3 14	Q2 14	Q3 13
Cash flow ($ million)	507	567	573
Cash flow per share2	0.49	0.55	0.56
Earnings (loss) from operations ($ million)2	48	(9)	(45)
Net income (loss) ($ million)	425	(237)	(54)
Net income (loss) per share	0.41	(0.23)	(0.05)
Average shares outstanding – basic (million)	1,033	1,034	1,031
Capital spending ($ million)	755	701	849
Dispositions ($ million, net of deal cost)	102	52	4
Net debt ($ million)2	4,323	4,227	4,966

Cash flow for the quarter was $507 million, down 11% over the previous quarter on lower benchmark commodity prices and lower liquids volumes, primarily due to planned turnarounds in the UK North Sea, at Greater Edson in Canada and at PM-3 in Malaysia. This was partially offset by lower royalties and lower taxes.

Net income for the quarter was $425 million compared to a net loss of $237 million the previous quarter, driven by mark-to-market gains on commodity derivatives, partially offset by lower gas and liquids prices.

Capital spending was $755 million, down 11% compared to the same period last year reflecting the company’s commitment to a focused capital program. Year-to-date capital spending has come in lower than planned, and as a result, the company is reducing its 2014 capital spending guidance from $3.2 billion to approximately $3 billion.

Net debt at September 30, 2014 was approximately $4.3 billion, up slightly from approximately $4.2 billion the previous quarter.

2 The terms “cash flow per share”, “earnings (loss) from operations” and “net debt” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities. Talisman’s UK North Sea equity interest was reduced to 51% in December 2012.

September 30	Q3 14	Q2 14	Q3 13
Oil and liquids (mbbls/d)
North America	41	45	37
Southeast Asia	43	45	44
North Sea	26	30	32
Other (including Colombia and Algeria)	25	25	21
Total oil and liquids (mbbls/d)	135	145	134
Natural gas (mmcf/d)
North America	745	795	882
Southeast Asia	494	515	491
North Sea	22	22	6
Other (including Colombia and Algeria)	49	48	44
Total natural gas (mmcf/d)	1,310	1,380	1,423
Total mboe/d	353	375	371
Assets sold or held for sale (mboe/d)
North America3	2	8	30
Southeast Asia4	3	3	3
Total Assets sold or held for sale (mboe/d)	5	11	33
Production from ongoing operations (mboe/d)	348	364	338
3Includes Ojay and Northern Alberta Foothills (sales agreement reached July 31, 2014).
4Includes Southeast Sumatra (sales agreement reached 2013).

Total production averaged 353,000 boe/d in the quarter, down 6% from the previous quarter largely due to planned turnarounds in the UK North Sea, PM-3 in Malaysia and at Greater Edson in Canada. Year-over-year, total production was down 5% primarily due to the sale of the company’s Montney, Monkman and Ojay dry gas assets this year. Production from ongoing operations was 348,000 boe/d.

Total production from Talisman’s core Americas and Asia-Pacific businesses was 323,000 boe/d, which includes 5,000 boe/d from the company’s Southeast Sumatra, Northern Alberta Foothills and Ojay assets that were sold or held for sale. Production from ongoing operations in these core regions was 318,000 boe/d, largely in line with the previous quarter.

Total liquids production averaged 135,000 boe/d, down 7% from the previous quarter due to planned turnarounds in the UK North Sea and at Greater Edson in Canada. Liquids production year-to-date remains in line with full year guidance. In North America, liquids production was 41,000 boe/d, up 11% year-over-year on increased volumes from Greater Edson.

North America: Liquids production up 11% year-over-year

September 30	Q3 14	Q2 14	Q3 13
Gas
Edson	167	171	158
Duvernay	3	2	-
Marcellus	462	469	443
Eagle Ford	76	77	66
Other	28	27	34
Gas from ongoing operations (mmcf/d)	736	746	701
Liquids
Edson	10	11	5
Duvernay	0.4	0.4	-
Eagle Ford	21	23	21
Chauvin	10	10	11
Liquids from ongoing operations (mbbls/d)	41	45	37
Total production from ongoing operations (mboe/d)	163	169	154
Assets sold or held for sale (mboe/d)5	2	8	30
Total North America production (mboe/d)	165	177	184
5Includes Ojay and Northern Alberta Foothills (sales agreement reached July 31, 2014).

In North America, total production averaged 165,000 boe/d for the quarter. Production from ongoing operations averaged 163,000 boe/d, up 6% year-over-year due to increased volumes from Greater Edson. Quarter-over-quarter total production was down 7% due to an extended planned turnaround at the Edson gas plant and temporary facility constraints in the Eagle Ford. Year-over-year total liquids production is up 11% mainly on higher volumes from Greater Edson.

In the Eagle Ford, production averaged 34,000 boe/d, up 5% over the same period last year but down 6% over the previous quarter. Liquids volumes averaged 21,000 boe/d, flat from same period last year and down 9% versus the previous quarter. Current quarter liquids volumes were impacted by constraints at the third party KDB processing facility, with approximately 6,000 boe/d of gross production behind constrained infrastructure, as well as completions delays which resulted in a reduced number of new wells brought onstream to offset declines. In the fourth quarter, the KDB processing facility constraints are expected to be lifted and approximately 25 gross wells will be brought onstream, leading to a December exit rate of approximately 35,000 boe/d and full-year production within guidance.

In the Marcellus, production for the quarter averaged 462 mmcf/d, up 4% over the same period last year and down slightly from the previous quarter. In the Friendsville area, 18 of 24 net wells planned for 2014 have been drilled. In the fourth quarter, 13 Friendsville wells are anticipated to come onstream, with an expected December exit rate in the Marcellus of 480 mmcf/d. A second rig started drilling in August in the western part of the company’s Marcellus acreage.

In the Greater Edson area (which includes Wild River), production from ongoing operations for the quarter was 38,000 boe/d, up 23% year-over-year, reflecting Talisman’s efforts to direct its capital towards high value production. Quarter-over-quarter production was down 5% due to scheduled maintenance at the Edson Gas Plant and unplanned facility downtime at the third party operated Wild River deep cut plant.

Two Greater Edson Wilrich horizontal wells were brought onstream during the quarter. The first well recorded initial 30-day production rates of 6.4 mmcf/d of gas and 150 bbls/d of NGLs. The second well recorded initial 30-day production rates of 5.9 mmcf/d of gas and 430 bbls/d of NGLs. Rates from both wells were restricted due to wellsite facilities constraints. The company plans to ramp-up to four rigs in the fourth quarter. In addition to the Wilrich and Dunvegan formations the company has already targeted, the horizontal drilling program will be expanded to include wells targeting the Falher, Gething and Bluesky formations. Six horizontal wells are expected to be onstream in the fourth quarter.

In the Duvernay, two Ferrier wells in the company’s southern acreage were completed in the third quarter, and a Bigstone well in the north Duvernay drilled in the first quarter was completed and brought onstream.

The first Ferrier well recorded a 24-hour test rate of 2.7 mmcf/d of gas and 1,216 bbls/d of wellsite liquids. Due to operational constraints on this two-well surface location, the second Ferrier well saw limited flow back, with a final rate of 1.9 mmcf/d of gas and 600 bbls/d of wellsite liquids. Construction of wellsite production facilities is underway and will be completed in November. The company has observed improved flow rates in the Duvernay when wells are left shut in for a period of time after completion. Talisman intends to leave the two Ferrier wells shut in for up to 60 days to determine if this is observed in the Ferrier area.

The Bigstone well recorded a 24-hour raw gas test rate of 11.3 mmcf/d of gas and 670 bbls/d of wellsite liquids. This well is now onstream but will be produced at lower rates while the company debottlenecks liquids handling facilities at Talisman’s Bigstone plant. Based on the test rate and the recovery efficiencies at the Wild River deep cut plant, where Bigstone rich gas is processed, the 24-hour test rate would translate to sales volumes of 9.5 mmcf/d, plus 1,400 bbls/d of liquids (including 830 bbls/d of ethane and 420 bbls/d of C5+) without constraints. Talisman is encouraged by these well results and anticipates improvements to the drilling and completions design may yield even better results on future wells.

In the Chauvin area, liquids production averaged 10,000 boe/d, consistent with the previous quarter. Talisman is in the midst of a 30 well drilling program in Chauvin, with 21 wells drilled at the end of the quarter. Results have been encouraging and the company expects production of 11,000 boe/d at the end of 2014.

Colombia: Production up 24% year-over-year

In Colombia, production averaged 21,000 boe/d, up 24% year-over-year and flat compared to the previous quarter. Equion production averaged 17,000 boe/d. As part of the Equion Piedemonte project, three wells are currently drilling and expansion of the processing plant is progressing and expected to be complete in the first quarter of 2015.

In Block CPO-9, all 10 Akacias wells have been put on long-term test, producing an average of 3,700 bbls/d net to Talisman. With improvements to the temporary production facilities at Akacias completed during the quarter, fourth quarter production is expected to increase to approximately 4,000 bbls/d net to Talisman. The partners have received approval from the regulator to flow test two stratigraphic wells (AE-1 and AE-2) drilled down-dip of the deepest currently producing well (AK-20). If successful, the tests may indicate a down-dip extension to Akacias.

The Nueva Esperanza-1 well, on the same structural trend as the Akacias field, reached total depth in September. Logs show a potential oil accumulation in the same formation producing at Akacias. The well has been cased and perforated and flow testing is now underway. The partners have received regulatory approval to drill two down-dip appraisal wells in the Nueva Esperanza structure, with drilling of the first well planned in the fourth quarter. Additional exploration wells along the same structural trend are planned for 2015 and 2016.

In Block CPE-6, five appraisal wells were on long-term test producing approximately 250 bbls/d net to Talisman in the quarter. Further appraisal drilling focused on horizontal wells is ongoing.

Southeast Asia: Stable production year-over year

September 30	Q314	Q214	Q313
Malaysia liquids (mbbls/d)	21	20	18
Malaysia gas (mmcf/d)	83	99	98
Malaysia (mboe/d)	35	37	34
Indonesia liquids (mbbls/d)	7	7	7
Indonesia gas (mmcf/d)	402	408	381
Indonesia (mboe/d)	73	74	70
Vietnam liquids (mbbls/d)	10	13	13
Vietnam gas (mmcf/d)	5	5	8
Vietnam (mboe/d)	11	14	14
Australia (mboe/d)	3	3	4
Total production from ongoing operations (mboe/d)	122	128	122
Assets sold or held for sale (mboe/d)6	3	3	3
Southeast Asia total (mboe/d)	125	131	125
6Includes Southeast Sumatra (sales agreement reached 2013).

Total production in Southeast Asia averaged 125,000 boe/d in the third quarter. Production from ongoing operations was 122,000 boe/d, in line with the same period last year and down 5% from the previous quarter, following the early payout of the PetroVietnam carry recovery at HST/HSD in Vietnam and a planned turnaround at PM-3 in Malaysia. This was partially offset by strong production from Kinabalu, which has increased production by 5,000 boe/d over the same quarter last year, following the successful completion of the infill well program and improved facility uptime.

In Indonesia, production from ongoing operations averaged 73,000 boe/d, up 4% from the same period last year, but down slightly from the previous quarter. At Corridor, the first well of a three well development program spud in October and drilling is ongoing. At Tangguh, the renegotiated Fujian pricing contract, which took effect during the quarter, resulted in a realized price increase of 40% over the prior period. At Sakakemang, tendering for the 2D/3D seismic program is underway, with exploration drilling planned for 2015.

In Malaysia, production averaged 35,000 boe/d, up 3% over the same period last year on increased production from Kinabalu, but down 5% quarter-over-quarter following a planned turnaround at PM-3 and fluctuations in gas demand. At Kinabalu, production averaged 8,000 boe/d, higher than the previous quarter and up significantly over the same period last year following a successful infill well program and improved uptime.

In Vietnam, production averaged 11,000 boe/d compared to 14,000 boe/d in the second quarter. This was due to the early payout of the PetroVietnam carry recovery volumes at HST/HSD. Talisman expects production going forward to be approximately 9,000 boe/d net, in line with its equity interest. The first of two exploration wells in Block 136 commenced drilling during the quarter. The primary zones have been reached with encouraging results on logs, and a sidetrack targeting a second exploration location will follow once the initial well is complete.

Other Operating Areas

Algeria

In Algeria, production averaged 12,000 boe/d during the third quarter, in line with the previous period. Production is up compared to the same period last year with the ramp-up of liquids production at EMK.

North Sea

Talisman’s share of UK production averaged 12,000 boe/d, down 37% from the previous quarter and 43% year-over-year. The decrease was largely from planned turnarounds at Claymore, Piper, Buchan and the Bleoholm FPSO. All turnarounds have been completed, except for Bleoholm which will continue into the fourth quarter.

Throughout 2014, TSEUK has been challenged with respect to asset uptime, declining production and emerging potential increases to development and decommissioning cost estimates. These challenges will be factored into the company’s reserves, planning and impairment processes due to be completed in the fourth quarter of 2014. An adverse movement in any of these factors will result in lower estimated future cash flows than previously anticipated, and under these circumstances there is a risk of impairments. Management expects to reach its conclusions and book impairments, if any, in the fourth quarter of 2014. The total value of the company’s investment in TSEUK at September 30, 2014 is $637 million. The magnitude of potential impairments could result in a material reduction in the carrying value of the company’s investment in TSEUK.

Information related to Talisman's investment in TSEUK is contained in notes 5 and 16 of the Interim Condensed Consolidated Financial Statements and the related Interim Management's Discussion and Analysis for the period ended September 30, 2014. Both documents will be available at www.sedar.com.

In Norway, average production was 17,500 boe/d, up 20% from the previous quarter, primarily due to the completion of planned turnarounds.

Kurdistan Region of Iraq

In the Topkhana Block, the extensive well testing of the T-2 well has been completed. The results were consistent with the results of the long-term K-2 well test, in terms of fluid rates and composition, and indicates an oil interval based on pressure data. Further drilling is required to understand this complex reservoir. During the quarter, the company declared commerciality and filed a development plan for the Kurdamir license in the Kurdistan Region of Iraq. The Kurdistan Regional Government (KRG) has requested revisions to the development plan, which will require further negotiations between the Kurdamir partners and the KRG within the contractual framework set out in the production sharing contract.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on December 31, 2014 to shareholders of record at the close of business on December 15, 2014.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on December 31, 2014 to shareholders of record at the close of business on December 15, 2014.

Conference Call

A conference call and webcast for investors, analysts and media will be held at 1:00 p.m. MT (3:00 p.m. ET), Tuesday, November 4, 2014 to discuss results. Participants will include Hal Kvisle, President and CEO, and members of senior management. A transcript of this call will be available on the Talisman Energy website at www.talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Brent Anderson	Lyle McLeod
Manager, External Relations	Vice-President, Investor Relations
Phone: 403-724-1880	Phone: 403-767-5732
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

12-14

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected production; expected capital spending; anticipated asset sales and/or joint ventures, targeted value and timing of such sales, and expected use of proceeds; planned drilling, spudding, seismic and other exploration and development activities; expected timing of the Piedemonte processing plant; expected compression improvements at the third party KDB processing facility and expected drilling in the Eagle Ford area; planned drilling in the Greater Edson and Duvernay areas; potential liquid recovery at the Wild River deep cut plant; expected production increases in the Chauvin area; expected completion of infrastructure construction and drilling in the Friendsville area; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The company priorities and goals disclosed in this news release are objectives only and the achievement of these objectives cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. While Talisman reviews short term market conditions, forward-looking information for longer term future periods assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.  Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Downward trends in commodity prices could result in downward adjustments to the Company’s estimated reserves and asset values which could result in further impairment of assets.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

As used in the context of the Company’s Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long term testing is required for a well to produce oil until the permit for full field development has been granted.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to "core" and "non-core" assets and properties align with the company's current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

In this press release, Talisman discloses test results for the following five wells:

The first well was drilled in Greater Edson and tested in the Wilrich formation.  The production test actual flow duration was approximately 30 days. The average rate of flow for the well was approximately 6.4 mmcf/d of raw gas with 150 bbls/d of total liquids recovered at the wellsite (net 83% working interest to Talisman).  The well produced natural gas with an average 55° API for condensate. No significant production or pressure decline was observed on test.

The second well was drilled in Greater Edson and tested in the Wilrich formation. The production test actual flow duration was approximately 30 days. The average rate of flow was approximately 5.9 mmcf/d of raw gas and 430 bbls/d of total liquids recovered at the wellsite.  The well produced natural gas with an average 60° API for condensate. No significant production or pressure decline was observed on test.

The third well was drilled in the Ferrier area and tested in the Duvernay formation. The production test actual flow durations were approximately 1 day. The average rate of flow for the well was approximately 2.7 mmcf/d of raw gas and 1,216 bbls/d of total liquids recovered at the wellsite.  The well produced natural gas with an average 48° API for condensate. No significant production or pressure decline was observed on test.

The fourth well was drilled  at the same surface location as the above noted third well in the Ferrier area and tested in the Duvernay formation. The final rate of flow for the well, at the end of the flow period of approximately 1 day, was approximately 1.9 mmcf/d of raw gas and 600 bbls/d of total liquids recovered at the wellsite.  The wells produced natural gas with an average 48° API for condensate. No significant production or pressure decline was observed on test.

The fifth well was drilled in the Bigstone area and tested in the Duvernay formation. The production test actual flow duration was approximately 1 day. The average rate of flow for the well was approximately 11.3 mmcf/d of raw gas and 670 bbls/d of total liquids recovered at the wellsite.  The well produced natural gas with an average 58° API for condensate. No significant production or pressure decline was observed on test.

For each of the above wells, the data should be considered to be preliminary until further analysis has been done.  The test result is not necessarily indicative of long-term performance or ultimate recovery.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three Months Ended			Nine Months Ended
	Sept 30, 2014	June 30, 2014	March 31, 2014	Sept 30, 2014
Cash provided by operating activities	458	365	471	1,294
Changes in non-cash working capital	89	167	104	360
Add: Exploration expenditure	53	57	52	162
Add: Restructuring costs	1	14	3	18
Less: Finance costs (cash)	(74)	(76)	(76)	(226)
Cash flow from subsidiaries	527	527	554	1,608
Add: Cash provided by operating activities from equity-accounted entities	19	82	(26)	75
Change in non-cash working capital from equity-accounted entities	(36)	(34)	93	23
Add: Exploration expenditure from equity-accounted entities	2	1	2	5
Less: Finance costs (cash) from equity-accounted entities	(5)	(9)	(7)	(21)
Cash flow from equity- accounted entities	(20)	40	62	82
Cash Flow1	507	567	616	1,690
Cash flow per share	0.49	0.55	0.60	1.64
Diluted cash flow per share	0.49	0.55	0.59	1.63

1.	Includes cash flow from subsidiaries and Talisman’s share of equity-accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity- accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed Consolidated Financial Statements filed on November 4, 2014. A reconciliation of cash provided by operating activities to cash flow is provided above.

Capital Spending

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014
Subsidiaries
Exploration, development and other	549	447	608	1,543
Exploration expensed	53	57	66	162
Exploration and development spending – subsidiaries	602	504	674	1,705

Talisman’s share of equity- accounted entities
Exploration, development and other	151	196	164	518
Exploration expensed	2	1	11	5
Exploration and development spending – joint ventures	153	197	175	523

Capital spending for subsidiaries and joint ventures	755	701	849	2,228

Capital spending is calculated by adjusting the capital expenditure per the interim condensed Consolidated Financial Statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Earnings (loss) from Operations

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net income (loss)	425	(237)	(54)
Gain on disposals (tax adjusted)	(5)	(1)	1
Unrealized (gain) loss on financial instruments(tax adjusted)1	(405)	120	91
Share-based payments (tax adjusted)2	(15)	15	1
Foreign exchange on debt (tax adjusted)	(19)	10	21
Impairment (tax adjusted)	-	39	1
Restructuring costs (tax adjusted)	1	14	5
Income tax adjustment	-	-	-
(Recognition)/Derecognition of deferred tax asset3	-	6	(92)
Deferred tax adjustments4	66	25	(19)
Earnings (loss) from operations5	48	(9)	(45)

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the Company's held-for-trading financial instruments.

2.
Share-based payments relates to the mark-to-market value of the Company's outstanding stock options and cash units at September 30. The Company's share-based payments expense is based on the difference between the Company's share price and its stock options or cash units exercise price. The Company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	During Q2 2014, the Company derecognized deferred tax assets in Australia. During Q3 2013, the Company recognized deferred tax assets in Vietnam based on the successful start up of HST/HSD.

4.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.

5.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the interim condensed Consolidated Financial Statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Net Debt

	As at
	September 30, 2014	June 30, 2014	December 31, 2013	September 30, 2013
Long-term debt	4,695	4,690	5,239	5,504
Cash and cash equivalents, net of bank indebtedness	(230)	(352)	(351)	(405)
Cash and cash equivalents from equity accounted entities1
TSEUK	(48)	(47)	(21)	(55)
Equion	(94)	(64)	(34)	(78)
Total net debt	4,323	4,227	4,833	4,966

1.	Includes Talisman’s share of equity-accounted entities’ cash and cash equivalents.

Net debt is calculated by adjusting the company's long-term debt per the interim condensed Consolidated Financial Statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $4.45/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.65

(millions of $)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	80	180	200
Natural gas – 60 mmcf/d	20	70	70
Price changes4
Oil – $1.00/bbl	20	25	35
Natural gas (North America)5 – $0.10/mcf	15	25	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)	(5)
US$/UK£ increased by US$0.02	-	-	5

1.	Net income includes Talisman’s share of net income (loss) from TSEUK and Equion, after tax.
2.	Changes in cash flow provided by operating activities (GAAP) excludes TSEUK and Equion due to the application of equity accounting.
3.	Changes in cash flow (Non-GAAP) includes TSEUK and Equion and is included for comparative purposes only.
4.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the ‘Risk Management’ section of the MD&A, and note 16 to the interim condensed Consolidated Financial Statements filed on November 4, 2014.

5.
Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in the natural gas prices in Norway, Vietnam and Colombia is not material. Most of the natural gas prices in Indonesia and Malaysia are based on the price of either crude oil or high sulphur fuel oil and, accordingly, have been included in the price sensitivity for oil. Most of the remaining part of Indonesia natural gas production is sold at a fixed price.

Talisman Energy Inc.
Highlights
(unaudited)

Financial	Three months ended September 30		Nine months ended September 30
(millions of US$ unless otherwise stated)	2014	2013	2014	2013
Cash flow (1)	507	573	1,690	1,616
Net income (loss)	425	(54)	679	(170)
Capital Spending (1)	755	849	2,228	2,475
Per common share (US$)
Cash flow (1)	0.49	0.56	1.64	1.57
Net income (loss)	0.41	(0.05)	0.65	(0.17)
Production (3)
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	41,263	36,957	42,620	32,865
Southeast Asia	42,575	43,770	43,865	42,673
North Sea	25,912	32,834	29,648	33,185
Other	24,898	20,637	24,568	20,888
Total oil and liquids	134,648	134,198	140,701	129,611
Natural gas (mmcf/d)
North America	745	882	801	868
Southeast Asia	494	491	510	514
North Sea	22	6	21	9
Other	49	44	47	42
Total natural gas	1,310	1,423	1,379	1,433
Total mboe/d (2)	353	371	371	368
Prices (3)
Oil and liquids (US$/bbl)
North America	67.90	73.89	67.32	68.32
Southeast Asia	102.24	108.98	107.91	107.39
North Sea	97.24	109.95	104.55	109.10
Other	93.99	108.28	100.34	106.92
Total oil and liquids	89.23	99.45	93.59	97.85
Natural gas (US$/mcf)
North America	3.72	3.29	4.34	3.51
Southeast Asia	9.07	9.41	9.05	9.72
North Sea	7.06	11.62	7.84	13.40
Other	4.51	4.17	4.17	4.30
Total natural gas	5.82	5.47	6.12	5.82
Total (US$/boe) (2)	55.66	56.88	58.32	57.05

(1)	Cash flow, capital spending and cash flow per share are non-GAAP measures.
(2)	Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3)	Production and realized prices include Talisman's proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energia Limited (Equion).

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents	237	364
Accounts receivable	1,168	1,117
Risk management	116	17
Income and other taxes receivable	96	52
Restricted cash	177	121
Inventories	215	137
Prepaid expenses	40	14
Assets held for sale	-	776
	2,049	2,598
Other assets	178	160
Restricted cash	-	94
Investments	1,421	1,204
Risk management	82	20
Goodwill	568	575
Property, plant and equipment	9,654	9,752
Exploration and evaluation assets	3,133	3,165
Deferred tax assets	1,680	1,593
	16,716	16,563
Total assets	18,765	19,161

Liabilities
Current
Bank indebtedness	7	13
Accounts payable and accrued liabilities	1,628	1,835
Current portion of Yme removal obligation	195	121
Risk management	6	101
Income and other taxes payable	76	155
Loans from joint ventures	318	288
Current portion of long-term debt	722	882
Liabilities associated with assets held for sale	-	160
	2,952	3,555
Decommissioning liabilities	1,826	1,727
Yme removal obligation	19	131
Other long-term obligations	286	246
Risk management	-	37
Long-term debt	3,973	4,357
Deferred tax liabilities	675	553
	6,779	7,051

Shareholders' equity
Common shares	1,742	1,723
Preferred shares	191	191
Contributed surplus	135	135
Retained earnings	6,155	5,695
Accumulated other comprehensive income	811	811
	9,034	8,555
Total liabilities and shareholders' equity	18,765	19,161

Talisman Energy Inc.
Condensed Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Revenue
Sales	1,114	1,159	3,649	3,409
Other income	35	41	114	83
Income (loss) from joint ventures and associates, after tax	(13)	44	(44)	65
Total revenue and other income	1,136	1,244	3,719	3,557

Expenses
Operating	339	338	1,051	1,048
Transportation	57	46	150	148
General and administrative	95	106	305	320
Depreciation, depletion and amortization	458	482	1,407	1,367
Impairment	-	2	158	-
Dry hole	36	13	64	82
Exploration	53	66	162	208
Finance costs	85	87	266	244
Share-based payments expense (recovery)	(17)	6	(24)	30
(Gain) loss on held-for-trading financial instruments	(428)	120	(197)	(21)
(Gain) loss on disposals	(6)	1	(560)	(58)
Other, net	(3)	47	42	71
Total expenses	669	1,314	2,824	3,439
Income (loss) before taxes	467	(70)	895	118
Income taxes
Current income tax	58	171	318	457
Deferred income tax recovery	(16)	(187)	(102)	(169)
	42	(16)	216	288
Net income (loss)	425	(54)	679	(170)

Per common share (US$):
Net income (loss)	0.41	(0.05)	0.65	(0.17)
Diluted net income (loss)	0.38	(0.08)	0.57	(0.23)
Weighted average number of common shares outstanding (millions)
Basic	1,033	1,031	1,033	1,029
Diluted	1,041	1,034	1,040	1,035

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2014	2013	2014	2013

Operating activities
Net income (loss)	425	(54)	679	(170)
Add: Finance costs (cash and non-cash)	85	87	266	244
Dividends from associates	-	37	-	37
Items not involving cash	37	401	709	1,130
	547	471	1,654	1,241
Changes in non-cash working capital	(89)	166	(360)	84
Cash provided by operating activities	458	637	1,294	1,325

Investing activities
Capital expenditures
Exploration, development and other	(549)	(608)	(1,543)	(1,826)
Property acquisitions	-	(94)	(23)	(94)
Proceeds of resource property dispositions	102	4	1,494	103
Yme removal obligation	(9)	(14)	(38)	261
Restricted cash	9	14	38	(224)
Investments	(186)	(2)	(186)	(9)
Loan to joint venture, net of repayments	7	(126)	(343)	(215)
Changes in non-cash working capital	141	(74)	99	(189)
Cash used in investing activities	(485)	(900)	(502)	(2,193)

Financing activities
Long-term debt repaid	(18)	-	(897)	(4)
Long-term debt issued	44	557	359	1,066
Loans from joint venture	12	1	30	50
Common shares issued	-	4	4	21
Common shares purchased	(17)	-	(17)	-
Finance costs (cash)	(74)	(77)	(226)	(218)
Common share dividends	(69)	(70)	(209)	(208)
Preferred share dividends	(2)	(2)	(6)	(6)
Deferred credits and other	12	3	13	(12)
Changes in non-cash working capital	18	20	31	31
Cash provided by (used in) financing activities	(94)	436	(918)	720
Effect of translation on foreign currency cash and cash equivalents	(1)	-	5	-
Net increase (decrease) in cash and cash equivalents	(122)	173	(121)	(148)
Cash and cash equivalents net of bank indebtedness, beginning of period	352	232	351	553
Cash and cash equivalents net of bank indebtedness, end of period	230	405	230	405

Cash and cash equivalents	237	407	237	407
Bank indebtedness	(7)	(2)	(7)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	230	405	230	405